December 22, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIM Participações S.A. (the “Company”)
Form 20-F for the Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-14491

Dear Mr. Spirgel:

Thank you for your letter dated December 3, 2010 (the “Comment Letter”), setting forth further comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on our letter dated November 8, 2010 regarding the Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of TIM Participações S.A. (the “Company”, also referred to in this letter as “we”) filed with the SEC on June 30, 2010.

Our responses to the Staff’s further comments on the 2009 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73
i. Earnings (loss) per share, page F-88

1.
We note your response to comment one from our letter dated October 25, 2010. We believe you should restate your financial statements to correct the error in your calculation of US GAAP earnings per share. Please amend your form 20-F.

Response:

We will file an amendment to our Annual Report on Form 20-F to correct the earning per share disclosure error once the Staff’s review of our 2009 Form 20-F is completed. To this extent, please see Appendix A to this letter with that shows the proposed amendments to our 2009 Form 20-F.

Note 38. Additional disclosures required by US GAAP, page F-94
h. Income and social contribution taxes, page F-104

2.	We note your response to comment two from our letter dated October 25, 2010. Please, address the following items:
•	It is unclear to us why you have projected your future taxable income for three years in determining whether your deferred tax assets of TIM Celular are realizable.
•
Clarify for us why you expect positive results in the future for your subsidiary Intelig. In this regard, you discuss in your response letter dated October 5, 2010 that Intelig has not generated taxable income in at least three years out of the last five years and that it has a lack of operating income history during the past five years.

Response:

In the assessment of the recoverability of TIM Celular deferred tax assets arising from tax loss carryforwards and deductible temporary differences, we have considered all the facts and circumstances regarding our future taxable income, including the favorable and unfavorable evidences related to our historical results from our financial reporting and income tax return (a financial reporting profit in 2009 and 2008 against a tax loss for the same years). TIM Celular has a history of tax losses. During the last five years, in four the subsidiary generated taxes losses.

For TIM Celular, we considered a three year projection in our evaluation of the need for a valuation allowance as the longest projection period that could be supported at a more-likely-than-not level. We believe that a three-year-period is appropriate in our circumstances. In addition to our history of losses, we also considered in this evaluation  that the Brazilian economy has an inherent  history of uncertainties limiting reliable  forward-looking data, which suggest a more prudent approach in extending future projections. Further, at the end of 2009 Brazil was expecting a presidential election in 2010.  At that time, preliminary assessments did not clearly identify the winner. This factor generated additional uncertainties about future economic decisions which further limited the number of years to consider in our analysis of the deferred tax assets.

 In particular, based on the foregoing and due the consequent limitations on the information available, we decided that in order to support the more-likely-than-not approach, the best evidence for our purposes was represented by our 2010-2012 Industrial Plan prepared by our Management and presented to the Board of the Company. We believe the three-year period is appropriate to support the analysis of the deferred tax assets.

Intelig

When we acquired Intelig at the end of 2009, we anticipated that Intelig would greatly benefit from synergies coming from TIM. At such time, and as evidenced after the acquisition by Tim Participações, the subsidiary Intelig started investing in a repositioning program with new advertising campaigns, leveraging its brand awareness, offering of new services, and also on a fixed/mobile convergent basis..  Based on the planned efforts needed to relaunch and strengthen the Intelig competitive position, we expect Intelig to generate minimal positive results in the near future.

Nevertheless, as discussed in our previous letter dated October 5, 2010, the subsidiary Intelig:  i) has generated cumulative financial reporting losses during the past three years; ii) has not generated taxable income in at least three years out of the last 5 years (condition required by the Brazilian Law for a company to be able to recognize deferred tax asset); iii) has a lack of operating income history during the past 5 years; and iv) has a history of unused tax credit carryforwards in the past year. Accordingly, at December 31, 2009, even though we expect Intelig to generate minimal positive results in the near future,  based on historical evidence (both positive and negative), we believe that a full valuation allowance of the Intelig loss carryforwards is required.

In connection with the above responses, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours,

                           /s/ Claudio Zezza
Claudio Zezza
Chief Financial Officer

cc:	Nicholas Kronfeld
Davis Polk & Wardwell

Claudio Camargo
Ernst & Young Auditores Independentes S/S

Appendix A - Proposed amendments to our 2009 Form 20-F

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TIM Participações S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2009 in conformity with accounting principles adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (See Notes 37 and 38 to the consolidated financial statements) (Amended).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TIM Participações S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2010, except for internal control over financial reporting related to Notes 37 and 38 to the 2009 consolidated financial statements, as to which the date is May 14, 2010, expressed an unqualified opinion thereon.

Rio de Janeiro, Brazil, February 12, 2010, except for Notes 37 and 38, as to which the date is May 14, 2010, and 37 (i), as to which the date is December 22, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6 - F - RJ

/s/ Claudio Camargo
Claudio Camargo
Partner

37i.          Earnings (loss) per share

Under Brazilian GAAP, earnings (loss) per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in ASC 260 (ex-SFAS No. 128), “Earnings per Share”.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share should be calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

ASC 260 addresses the allocation of losses under the two-class method. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, ASC 260 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the Company, and (2) an objectively determinable contractual obligation to share in losses of the Company. Because the Company’s preferred shareholders do not meet the latter requirement, in years of losses, such losses are entirely allocated to the Company’s common shareholders. Therefore, basic loss per common share is computed by increasing loss by preferred dividends and dividing by the weighted-average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted loss per common and preferred shares:

	Years ended December 31,
	2007	2008	2009
			(Amended)
Numerator:
Net income for the year under US GAAP	92,043	151,515	281,164
Preferred dividends	(211,987)	(171,144)	(281,164)
Earning (loss) attributable to common shareholders	(119,944)	(19,629)	-

Denominator:
Weighted-average outstanding shares (in thousand)
Common	793,766	798,228	799,647
Preferred	1,536,600	1,545,238	1,547,984

Earnings/(loss) per share (basic and diluted)
Common shares	(0.151)	(0.025)	0.000
Preferred shares	0.138	0.111	0.182

The original financial statements filled with the SEC on June 30, 2010 have been amended due to a computational error in the allocation of net income between preferred and common shares. The earnings per share for preferred shares changed from R$0.132 to R$0.182, and the earnings per share for common share from R$0.096 to R$0.000.

On May 30, 2007 the shareholders of the Company approved a 1,000 to 1 reverse stock split. The reverse stock split intended facilitate the trading of the Company’s shares, which are now being traded through individual shares instead of lots of 1,000 shares.